SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of  August, 2009

RYANAIR HOLDINGS PLC
(Translation of registrant's name into English)

c/o Ryanair Ltd Corporate Head Office
Dublin Airport
County Dublin Ireland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

Yes ..... No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

RYANAIR STATEMENT ON AER LINGUS RESULTS

IRISH STOCK EXCHANGE AND IRISH TAKEOVER PANEL SHOULD EXPLAIN WHY THEY ALLOWED AER LINGUS TO MISLEAD SHAREHOLDERS AND THE MARKETS IN THEIR DECEMBER 2008 DEFENCE DOCUMENT

Ryanair, Ireland's favourite and
largest airline
,

today (
Thursday,
27 Aug
ust 2009
)
called on the Irish Stock Exchange and the Irish Takeover Panel to explain why they allowed the Board of Aer Lingus to mislead shareholders and the markets when they published their defence document on 22
nd
 December 2008 - just 8 months ago.

Today's announcement
by Aer Lingus
of half year operating losses of €93m and
the
 collapse of its net cash balances to €440m exposes
the fact that Aer Lingus shareholders and the markets were misled by the Board of Aer Lingus in this
Dec'08 Defence Document
.

I
n Aer Lingus'
Defence Document
, Chairman,
Mr
Colm Barrington
,
 made the following false claims to shareholders:

1.

"Despite these extremely challenging conditions, we expect to achieve profit overall in 2008
".

      -
Aer Lingus reported an after tax loss of €108m for 2008.

2.

"We
expect that significantly reduced fuel prices and a number of management cost reduction initiatives will enable
      Aer Lingus to continue to enhance profitability in 2009 and beyond".
 - Aer Lingus' H1 2009 losses have risen to €93m and it
now
refuses to give any guidance on the extent of its
substantial
losses for 2009.

3.

"Aer Lingus is and will be profitable"

-
8 months later Aer Lingus has confirmed that it has and will continue to be loss making.

4.

"Our long-haul business also continues to grow".

-
Aer Lingus' long-haul traffic has
declined by 12%
 in H1 2009.

Ryanair
 has previously
 submitted complaints to the Irish Stock Exchange, the Irish Takeover Panel and
 the
Financial Services Regulator about these
materially
false

Aer Lingus
 claims
. To date no action has been taken by any of these regulatory agencies. Ryanair believes that Aer Lingus shareholders are entitled to know why a Ryanair offer of €1.4
0
 per share was rejected by the Board of Aer Lingus just 8 months ago, on the basis of patently false claims about growth and profitability. Shareholders in Irish plc's are entitled to expect that the
Irish R
egulatory
Authorities

 (
the Stock Exchange, the Takeover Panel and the FSR
)
 will ensure that plc's
 like Aer Lingus
 make accurate claims about growth and profitability, particularly during takeovers.

Ryanair calls on the Irish Stock Exchange and the Takeover Panel to explain why they failed to take any action about these patently false claims during the 7 months since this takeover was withdrawn.

Speaking today, Ryanair's Michael O'Leary said:

"Today's results from Aer Lingus prove conclusively that Chairman,
Mr
Colm Barrington
,
 and the Board of Aer Lingus misled shareholders and the Stock Exchange in their
Dec'08 Defence Document
published just 8 months ago.

"I believe Aer Lingus' shareholders, who have now suffered further catastrophic losses, as the Aer Lingus share price has collapsed from over €1.40 to less than €0.50 are entitled to an explanation from the Irish Stock Exchange and the Irish Takeover Panel as to what action they have taken about these false
Aer Lingus
claims

and why the regulatory authorities of Ireland were asleep on the job, while the Board of Aer Lingus was misleading shareholders and the markets in December 2008
.

"Is it any wonder that the reputation of the Irish Stock Exchange has suffered in recent months
, when the regulatory authorities are so clearly unfit for purpose and unwilling to implement their own rules on truthfuln ess and accuracy
on company
 announcements
 during contested takeovers
"
.

Ends.

    Thursday, 27
th
 August 2009

For further information
please contact:

Stephen McNamara

    Pauline
McAlester

                          Ryanair Ltd

Murray
 Consultants

                         Tel: +353-1-8121212

    Tel. +353-1-4980300

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

RYANAIR HOLDINGS PLC

Date:  27 August, 2009

By:___/s/ Juliusz Komorek____

Juliusz Komorek
Company Secretary